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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2006
WASH, D.C. 205

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 49349

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIPLING CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SHORELINE HWY., SUITE 200-B
(No. and Street)

MILL VALLEY (City) CALIFORNIA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G. Paul Hendriks 415-492-8933
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VK 3/8/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, F. RANDALL BIGONY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPLING CAPITAL, INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[signature]
Signature

CFO
Title

[signature]
Notary Public

RENEE LYNNE PIFER
Commission # 1462008
Notary Public - California
Marin County
My Comm. Expires Jan 11, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net CApital Computation.

# KIPLING CAPITAL, INC.

## FINANCIAL STATEMENTS

For the year ended December 31, 2005

KIPLING CAPITAL, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2005

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

# INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Kipling Capital, Inc.

I have audited the statement of financial condition of Kipling Capital, Inc. (a California Corporation) as of December 31, 2005, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 9, 2006



1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

KIPLING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

| | |
|---|---|
| Cash | $ 266,974 |
| Due from related party | 378,716 |
| Equipment, net of accumulated depreciation of $29,518 | 71,630 |
| Intangible assets, net of accumulated amortization of $6,886 | 0 |
| Deposits and prepaid expenses | 15,296 |
| | $ 732,616 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued liabilities | $ 117,610 |
| Income taxes payable | 6,247 |
| Total liabilities | 123,857 |
| Stockholder's Equity: | |
| Common stock, no par value | |
| 10,000,000 shares authorized; | |
| 500,000 shares issues and outstanding | 5,000 |
| Additional paid-in capital | 83,907 |
| Retained earnings (deficit) | 519,852 |
| Total stockholder's equity | 608,759 |
| Total Liabilities and Stockholder's Equity | $ 732,616 |

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 1,527,014 |
| Profit participation income | 203,101 |
| Interest and other income | 72,482 |
| Total revenue | 1,802,597 |
| **Expenses** | |
| Employee compensation and benefits | 992,662 |
| Professional services | 72,084 |
| Travel and entertainment | 26,284 |
| Marketing | 66,629 |
| Regulatory fees | 7,433 |
| Depreciation | 14,927 |
| Office and administration | 135,505 |
| Total expenses | 1,315,524 |
| Income before income taxes | 487,073 |
| Provision for income taxes | 7,047 |
| Net income | $ 480,026 |

The accompanying notes are an integral part of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2005

| | Contributed Capital | Additional Paid in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| BEGINNING BALANCE December 31, 2004 | $ 5,000 | $ 23,907 | $ 39,826 | $ 68,733 |
| Contribution of additional Paid in capital | | 60,000 | | 60,000 |
| Net income (deficit) | | | 480,026 | 480,026 |
| ENDING BALANCE December 31, 2005 | $ 5,000 | $83,907 | $ 519,852 | $ 608,759 |

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income (deficit) | $480,026 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 14,927 |
| Net change in assets and liabilities: | |
| Accounts receivable | (378,716) |
| Due from related party | 3,602 |
| Deposits & prepaid expenses | (10,610) |
| Income taxes payable | 6,247 |
| Accounts payable and accrued expenses | 105,586 |
| Net cash provided (used) by operating activities | 221,062 |
| Cash flows from investing activities | |
| Purchase of furniture and equipment | (34,225) |
| Net cash flows provided (used) by investing activities | (34,225) |
| Cash flows from financing activities | |
| Contribution of additional paid in capital | 60,000 |
| Net cash flows provided (used) by financing activities | 60,000 |
| Net increase (decrease) in cash and cash equivalents | 246,837 |
| Cash and cash equivalents at beginning of period | 20,137 |
| Cash and cash equivalents at end of period | $266,974 |
| Supplemental information | |
| Income taxes paid | $ 800 |

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

Note 1) Organization

Kipling Capital, Inc. (the Company) is a broker-dealer in securities primarily engaged in the sale of Direct Participation Programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a percentage of the profits upon the sale of the underlying properties held in certain Direct Participation Programs. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software are depreciated using the straight-line method over useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Income Taxes

The Company is treated as an S Corporation for federal and California State income tax purposes. Therefore, the Company has not incurred a federal income tax liability and incurs California State income taxes at the greater of the $800 minimum tax or at a rate of 1.5% of taxable state income. For the year ending December 31, 2005, the Company incurred a state tax of $7,047 of which $800 was paid by December 31, 2005.

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2005, the Company's net capital was $ 143,117, the amount of which is $134,859 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On December 31, 2005, the Company's net capital ratio was .87 to 1.

Note 5) Subsequent Event – Capital Withdrawal

In January 2006, the Company distributed earnings of $417,000 to its sole shareholder, Kipling Group, LLC. There was no resulting impairment of capital due to this distribution.

# FOCUS REPORT – PART II

as of December 31, 2005

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

| | | | |
|---|---|---|---|
| 1 | Total ownership equity | | $ 608,759 |
| 2 | Deduct o/e not allowable for net capital | | |
| 3 | Total o/e qualified for net capital | | 608,759 |
| Add: | | | |
| A | Allowable subordinated liabilities | | |
| B | Other deductions or credits | | |
| | Description | Amount | |
| 5 | Total cap & allowable subloans | | 608,759 |
| 6 | Deductions and/or charges | | |
| A | Total non allowable assets | $465,642 | |
| B | Aged Fail to deliver | | |
| 1 | Number of items | | |
| H | Total deductions and/or charges | | 465,642 |
| 7 | Other additions and/or allowable credits | | |
| | Description | Amount | |
| 8 | Net capital before haircuts | | 143,117 |
| 9 | Haircuts on securities: | | |
| A | Contractual commitments | | |
| B | Subordinated debt | | |
| C | Trading and investment securities | | |
| 1 | Exempted securities | | |
| 2 | Debt securities | | |
| 3 | Options | | |
| 4 | Other securities | | |
| D | Undue concentration | | |
| E | Other | | |
| | Description: | | |
| 10 | Net Capital | | $ 143,117 |

FOCUS REPORT – PART II

as of December 31, 2005

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

| | | |
|---|---|---|
| 11 | Minimum net capital requirement: (based on Aggregate Indebtedness) | 8,258 |
| 12 | Minimum Dollar Requirement | 5,000 |
| 13 | Net capital required (greater of line 11 or 12) | 8,258 |
| 14 | Excess net capital (line 10 less line 13) | 134,859 |
| 15 | Excess net capital @ 1000% (net cap – 10% of AI) | 130,731 |

Computation of Aggregate Indebtedness

| | | | |
|---|---|---|---|
| 16 | Total AI liability from balance sheet | | 123,857 |
| 17 | Add: | | |
| A | Drafts for immediate credit | | |
| B | Market value of securities borrowed where no equivalent value is paid or credited | | |
| C | Other unrecorded amounts | | |
| | Descriptions | Amount | |
| 19 | Total Aggregate Indebtedness | | 123,857 |
| 20 | Percentage of aggregate indebtedness to net capital | | 87 |
| 21 | Percentage of aggregate indebtedness to net capital after anticipated withdrawals | | 87 |

Other ratios

| | | |
|---|---|---|
| 29 | Percentage of debt to debt-equity (15c3-1(d)) | |
| 30 | Option deductions/Net Capital | |

KIPLING CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2005

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

KIPLING CAPITAL, INC.

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

December 31, 2005

(Additional Information)

| | |
|---|---|
| Net capital per unaudited statements | $ 149,577 |
| Add (deduct) audit differences: | |
| Net reduction in expenses | 2,637 |
| Increase in non allowable assets | (9,097) |
| Net capital per audited statements | $ 143,117 |

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

## Report of Independent Public Accountant

To the Shareholder of Kipling Capital, Inc:

In planning and performing my audit of the financial statements of Kipling Capital, Inc. for the year ended December 31, 2005, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Kipling Capital, Inc. including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and p[illegible] referred to above, errors or fraud may occur and not be detected. Also, proj[illegible] evaluation of them to future periods is subject to the risk that they may bec[illegible] inadequate because of changes in conditions or that the effectiveness of thei[illegible] operation may deteriorate.

My consideration of internal control would not necessarily disclose all matte[illegible] control that might be material weaknesses under standards established by the [illegible] Institute of Certified Public Accountants. A material weakness is a condition [illegible] design or operation of the specific internal control components does not reduce [illegible] relatively low level the risk that errors or fraud in amounts that would be materi[illegible] relation to the financial statements being audited may occur and not be detected [illegible] timely period by employees in the normal course of performing their assigned fun[illegible] However, I noted no matters involving internal control that I consider to be a mate[illegible] weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
February 9 2006